

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 7, 2011

By U.S. Mail

Mr. Andrew Godfrey
President and Chairman
First Quantum Ventures, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

Re: Item 4.01 Form 8-K
**   Filed January 5, 2011**
**   File No. 000-52759**

Dear Mr. Godfrey:

    We note you filed an Item 4.01 Form 8-K on January 5, 2010 in response to our comment letter dated December 30, 2010. However, it does not appear that you addressed our comment with respect to the re-audit of your financial statements.

    Please be advised, as Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

    Please tell us by filing a supplementary correspondence via EDGAR how you intend to address the required re-audit of the 2010 financial statements by no later than January 17, 2011.

    You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding this matter. Please contact me at 202-551-3871 with any other questions.

                                            Sincerely,

                                            Tia Jenkins
                                            Senior Assistant Chief Accountant
                                            Office of Beverages, Apparel and
                                            Health Care Services